Exhibit 99.1

Sierra Metals Reports 2021 Consolidated Financial Results and Announces 2022 Guidance

CONFERENCE CALL MARCH 17, 2022 – NEW TIME – NOW AT 11:00 AM (EDT)

(All $ figures reported in USD)

  Revenue from metals payable of $272.0 million in 2021, an increase of 10% from 2020 annual revenue of $246.9 million, largely a result of the increase in realized prices for all metals as compared to 2020;
  Adjusted EBITDA(1) of $104.7 million for 2021, which is a 2% increase from the adjusted EBITDA of $102.8 million for 2020. The increase in adjusted EBITDA is due to the increase in gross margins at the Yauricocha and Cusi mines;
  Net loss attributable to shareholders for 2021 was $27.4 million or of $(0.17) per share compared to a net income of $23.4 million or $0.14 per share in 2020. Net losses for the year ended 2021 include a non-cash impairment charge of $35 million related to the Cusi mine;
  Adjusted net income attributable to shareholders of $21.6 million or $0.13 per share for 2021;
  Operating cash flows before movements in working capital of $93.4 million for 2021, a 4% decrease from $97.8 million in 2020, due to higher G&A costs in 2021;
  2021 consolidated annual ore throughput of 2,902,220 tonnes, an increase of 3% over 2020, mainly driven by the higher throughputs from the Yauricocha and Cusi mines, offset by a decline in the Bolivar annual throughput due to a reduced workforce;
  Consolidated copper equivalent production of 90 million pounds, a decrease of 24% as compared to 2020, due to a combination of production issues at Bolivar and lower grades at Yauricocha, where a 12% increase in annual throughput at Yauricocha, did not compensate for the lower grades:
  Consolidated All-In sustaining costs ("AISC") (1) per copper equivalent pound (2) sold of $3.40 in 2021, or 60% higher than AISC in 2020, driven by higher sustaining capital and the 27% decrease in copper equivalent payable pounds in 2021 compared to 2020;
  $34.9 million of cash and cash equivalents as at December 31, 2021;
  Net Debt of $45.9 million as at December 31, 2021.
  A shareholder conference call to be held Thursday, March 17, 2022, at 11:00 AM (EDT)
  (1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A. (2) Copper equivalent pounds and silver equivalent ounces for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds and silver equivalent ounces for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds and silver equivalent ounces for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds and silver equivalent ounces for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.

TORONTO--(BUSINESS WIRE)--March 16, 2022--Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) ("Sierra Metals" or the "Company") today reported revenue of $272.0 million and an adjusted EBITDA of $104.7 million on the throughput of 2.9 million tonnes and metal production of 89.9 million copper equivalent pounds for the year ended December 31, 2021.

The following table displays selected financial and operational information for the three months and year ended December 31, 2021:

	Three Months Ended		Year Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Operating
Ore Processed / Tonnes Milled	590,057	778,236	2,902,220	2,828,877
Silver Ounces Produced (000's)	805	922	3,527	3,465
Copper Pounds Produced (000's)	6,071	10,626	31,757	44,262
Lead Pounds Produced (000's)	6,011	7,630	30,816	32,972
Zinc Pounds Produced (000's)	14,913	21,612	79,281	81,868
Gold Ounces Produced	1,863	3,363	9,572	13,771
Copper Equivalent Pounds Produced (000's)[1]	17,841	29,267	89,926	118,214

Cash Cost per Tonne Processed	$58.21	$44.42	$48.69	$40.81
Cash Cost per CuEqLb[2]	$2.29	$1.31	$1.81	$1.13
AISC per CuEqLb[2]	$4.13	$2.56	$3.40	$2.12

Cash Cost per CuEqLb (Yauricocha)[2]	$1.61	$1.16	$1.46	$1.01
AISC per CuEqLb (Yauricocha)[2]	$3.09	$2.47	$2.77	$2.11
Cash Cost per CuEqLb (Bolivar)[2]	$5.29	$1.35	$2.18	$1.13
AISC per CuEqLb (Bolivar)[2]	$8.58	$2.34	$4.22	$1.88
Cash Cost per AgEqOz (Cusi)[2]	$11.80	$15.70	$16.71	$16.62
AISC per AgEqOz (Cusi)[2]	$21.09	$28.18	$28.15	$25.26
Financial
Revenues	$62,240	$76,218	$272,014	$246,888
Adjusted EBITDA[2]	$18,843	$33,725	$104,732	$102,833
Operating cash flows before movements in working capital	$15,419	$32,259	$93,405	$97,757
Adjusted net income attributable to shareholders[2]	$5,443	$8,670	$21,571	$30,817
Net income (loss) attributable to shareholders[3]	$(34,716)	$7,603	$(27,363)	$23,419
Cash and cash equivalents	$34,929	$71,473	$34,929	$71,473
Working capital	$17,321	$70,885	$17,321	$70,885

(1) Copper equivalent pounds and silver equivalent ounces for Q4 2021 were calculated using the following realized prices: $23.41/oz Ag, $4.40/lb Cu, $1.55/lb Zn, $1.06/lb Pb, $1,795/oz Au. Copper equivalent pounds and silver equivalent ounces for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Copper equivalent pounds and silver equivalent ounces for full year 2021 were calculated using the following realized prices: $25.21/oz Ag, $4.23/lb Cu, $1.37/lb Zn, $1.00/lb Pb, $1,796/oz Au. Copper equivalent pounds and silver equivalent ounces for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3) Net loss attributable to shareholders for Q4 and year 2021 includes an impairment charge of $35.0 million on the Cusi mine.

Luis Marchese, CEO of Sierra Metals, stated: "Despite the unprecedented difficulties of 2021, the Company reported a slight increase to Adjusted EBTIDA of $104.7 million. While consolidated annual ore throughput increased, Yauricocha and Cusi metal production did not fully compensate for the lower throughput and grades at Bolivar, resulting in a marked decline in consolidated copper equivalent production of 24% year over year. We are taking significant steps to improve operations at our Bolivar Mine, including a substantial allocation of 2022 budgeted capital expenditures toward reducing backlog of infill drilling and mine development, improved availability of equipment and controls, detailed review of processes and a thorough review of the current organization. We are focused on Bolivar’s operational turnaround so that it can deliver on its potential, by H2 2022."

He continued, "In addition to an emphasis on operational improvements at Bolivar, the Company is committed to delivering on the goals outlined in its new strategy in Q4 of 2021. A strategic review of Cusi is underway, changes have been made to the organizational structure to better align all operations and achieve goals, and with a heightened focus on ESG, the Company’s inaugural sustainability report is planned for completion in 2022."

He concluded, "We entered 2022 with a renewed motivation to address major challenges and deliver meaningful returns to our shareholders. COVID-19 safety protocols remain in place and with operations returning to normal, the Company expects to be able to fully catch up and meet its operational and growth initiatives in 2022. Major growth projects at the Yauricocha Mine include the expansion of the tailings dam and sinking of the Yauricocha shaft. At the Bolivar mine, growth will be focused around the expansion of plant capacity and the integration tunnel which will link the mine to the mill, creating efficiencies and cost reduction by eliminating truck haulage of ore to the mill. Both projects are planned for completion by the end of Q4 2022. Additionally, we are committed to continuing to grow our reserve and resource base. An intense infill drilling program is planned for the year and we expect to complete MRMR updates and include the Technical Reports for the Yauricocha and Bolivar Mines in 2022. We are optimistic that these updated reports will provide for expanded reserves and resources at the mines."

12M 2021 Operating Highlights

Consolidated annual ore throughput of 2,902,220 tonnes, an increase of 3% over 2020, mainly driven by the higher throughputs from the Yauricocha and Cusi mines, offset by a decline in the Bolivar annual throughput.

The Yauricocha mine received its Informe Tecnico Minero (“ITM”) permit in June 2021, allowing for an operating capacity of 3,600 tpd. Achieving the maximum annual permitted capacity, throughput at Yauricocha was 1,256,847 tonnes, or an increase of 12% from the 2020 annual production.

Annual throughput of 295,771 tonnes at Cusi was 28% higher as the mine operated throughout the year, as compared to the year 2020, when almost four months of production was lost during the care and maintenance period resulting from the government mandated shutdown.

The Bolivar mine achieved annual throughput of 1,349,602 tonnes, which was 9% lower than the 2020 throughput, as the mine continued to face manpower issues such as reduced workforce due to COVID and high turnover in middle and senior management.

Consolidated copper equivalent production dropped 24% as compared to 2020 due to the aforementioned production issues at Bolivar and as higher throughput at Yauricocha could not compensate from lower grades during the year. Metal production was higher at Cusi, driven by higher throughput and grades.

Yauricocha’s cash cost per copper equivalent payable pound was $1.46 (2020 - $1.01), and AISC per copper equivalent payable pound of $2.77 (2020 - $2.11).

Bolivar’s cash cost per copper equivalent payable pound was $2.18 (2020 - $1.13), and AISC per copper equivalent payable pound was $4.22 (2020 - $1.88).

Cusi’s cash cost per silver equivalent payable ounce was $16.71 (2020 - $16.62), and AISC per silver equivalent payable ounce was $28.59 (2020 - $25.26).

Click here to review the full details of the Q4 2021 production highlights.

Q4 and 12M 2021 Financial Highlights

Revenue from metals payable of $272.0 million in 2021, an increase of 10% from 2020 annual revenue of $246.9 million. Higher revenue was largely a result of the increase in realized prices for all metals as compared to 2020;

Adjusted EBITDA(1) of $104.7 million for 2021, which is a 2% increase from the adjusted EBITDA of $102.8 million for 2020;

Net loss attributable to shareholders for 2021 was $27.4 million (2020: $23.4 million) or $(0.17) per share (basic and diluted) (2020: $0.14) Net losses for Q4 and the year ended 2021 included an impairment charge of $35.0 million related to the Cusi mine;

Adjusted net income attributable to shareholders (1) of $21.6 million, or $0.13 per share, for 2021 was lower than the adjusted net income of $30.8 million, or $0.19 per share for 2020;

Cash flow generated from operations before movements in working capital of $93.4 million for 2021 was lower than the $97.8 million in 2020, mainly due to higher G&A costs in 2021; and

Cash and cash equivalents of $34.9 million and working capital of $17.3 million as at December 31, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents decreased during 2021 as the $70.9 million used in investing activities and $36.9 million used in financing activities exceeded cash generated from operating activities of $71.4 million.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

On August 16, 2021, the Company reported the inclusion of iron ore production in the 10,000 tonnes per day (“tpd”) Preliminary Economic Assessment (“PEA”) for its Bolivar Mine. The updated PEA indicated an incremental benefit of after-tax NPV (@8%) of $78.2 million and IRR of 69.0% versus the NPV of $57.4 million and IRR of 27.9% reported in the original PEA. A National Instrument 43-101 (“NI 43-101”) technical report was filed on SEDAR and with the U.S. Securities and Exchange Commission on September 29, 2021. Click here to review the press release containing highlights of the Bolivar PEA.

After the close of the year, the Company announced positive results of the updated PEA on expansion of its Yauricocha Mine. This updated PEA included the last reported resource dated March 31, 2021 and revised Prefeasibility Study (“PFS”) level operating and capital expenditure. The Technical Report was filed on March 3, 2022. Click here to review the press release containing highlights of the updated Yauricocha PEA.

Exploration Highlights

Peru:

  During the year, 9,719 meters of surface exploration using diamond drills were carried out in the Kilkasca, El Estacion, Yauricocha Medio, Fortuna and Exito zones. Further, 18,509 meters of underground exploration was completed with the aim of replacing and increasing the mineral resources exploited during the year.

Mexico:

   Bolivar

  During the year, 19,804 meters of infill drilling program was carried out at Bolivar including 13,072 meters in the El Gallo zone and 4,422 meters in the Bolivar West zone; and
  25,260 meters of brownfield exploration was completed in the Bolivar West and La Montura zones.

   Cusi

  The Infill Drilling program was carried out in the NorthEast and the North-NorthWest system, with the objective to define the continuity and the grades of both systems. 21,059 meters of drilling was completed, including 4,702 meters of definition drilling into these systems with the termite rig; and
  Brownfield exploration drilling program started at San Juan, San Antonio and Gallo Back veins and 4,703 meters of drilling was completed during the year.

IMPAIRMENT CHARGE

In Q4 2021, the Company announced its increased focus on copper and other steel-making products, including the strategic review process for the silver-producing Cusi Mine in Mexico. As part of this process, the carrying value of Cusi was reviewed. As a result, a non-cash impairment charge of $35 million was recognized for the year ended December 31, 2021.

2022 Guidance

Production Guidance

The year 2021 was a challenging year for the mining operations of the Company due to the decrease in grades at Yauricocha and Bolivar, and availability of ore, as lack of equipment and decrease in manpower impacted development mainly at the Bolivar mine. Despite the COVID related issues, operations at Yauricocha and Cusi are gradually returning to normalcy. However, the Company anticipates that the backlog of ongoing operational challenges at Bolivar will be overcome during the year, leading to much improved production starting Q3 2022. During this period, the Company’s focus will be on increasing the infill drilling and development and the expansion of the plant facility with the objective to gradually achieve an average Q4 2022 throughput rate at Bolivar of 5,600 tpd, as compared to the 3,000 tpd in Q1 2022. With addressing of these development issues in the mine and plant infrastructure expansion, a much-improved performance is anticipated in the second half of the year. In view of this, full year guidance for the year has been split into H1 and H2 2022.

A table summarizing 2022 production guidance has been provided below:

	H1 2022		H2 2022		2022 Guidance
	Low	High	Low	High	Low	High

Silver (oz)	1,490,500	1,591,500	1,712,000	1,769,000	3,202,500	3,360,500
Gold (oz)	5,000	6,000	10,500	11,500	15,500	17,500
Zinc (000 lbs)	23,500	27,500	25,500	27,000	49,000	54,500
Lead (000 lbs)	8,500	9,500	8,000	8,000	16,500	17,500
Copper (000 lbs)	13,500	16,500	21,000	24,500	34,500	41,000

Copper equivalent pounds (000's)(1)	34,000	39,500	45,500	50,100	79,500	89,700

(1) Copper equivalent guidance is calculated using the March 2022 CIBC analyst consensus commodity price forecast: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb, $1,789/oz Au.

2022 Cost Guidance

A mine by mine breakdown of 2022 production guidance, cash costs and all-in sustaining costs (“AISC”) are included in the table below. All costs are in USD. Cash costs and AISC guidance is shown per copper equivalent payable pound at Yauricocha and Bolivar, and silver equivalent payable ounce at Cusi.

		Equivalent Production	Cash cost range per	AISC(2) range per
		Range (1)	CuEqLb or AgEqOz	CuEqLb or AgEqOz

Yauricocha	Cu Eq Lbs (000s)	45,000 - 49,000	$2.00 - $2.15	$2.90 - $3.10
Bolivar	Cu Eq Lbs (000s)	23,800 - 29,900	$2.15 - $2.30	$3.50 - $3.85
Cusi	Ag Eq Oz (000s)	1,750 - 1,850	$16.45 - $16.50	$22.00 - $23.00

(1) Copper equivalent guidance is calculated using the March 2022 CIBC analyst consensus commodity price forecast: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb, $1,789/oz Au.
(2) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure.

2022 EBITDA Guidance

Consolidated EBITDA Guidance including corporate expenses, at consensus prices(1), is expected to be between $90.0 million and $105.0 million, which is broken down as follows:

	EBITDA Range H1 2022		EBITDA Range H2 2022		Full Year EBITDA Range
(Amounts in $M)	Low	High	Low	High	Low	High

Yauricocha	22.1	26.2	30.9	33.8	53.0	60.0
Bolivar	3.3	5.8	31.7	36.2	35.0	42.0
Cusi	3.0	3.4	4.0	4.6	7.0	8.0
Corporate	(2.4)	(2.4)	(2.6)	(2.6)	(5.0)	(5.0)
Total	26.0	33.0	64.0	72.0	90.0	105.0

(1) March 2022 CIBC analyst consensus commodity price forecast: $23.68/oz Ag, $4.22/lb Cu, $1.42/lb Zn, $0.99/lb Pb, $1,789/oz Au.

2022 Capital Expenditures

A breakdown by mine of the throughput and planned capital investments is shown in the following table:

	CAPEX Range (Amounts in $M)
	Sustaining	Growth	Total

Yauricocha	12	17	29
Bolivar	23	10	33
Cusi	6	-	6
Greenfield Exploration	-	1	1

Total	41	28	69

Total sustaining capital for 2022 is expected to be $41.0 million, mainly comprising of mine development ($5.3 million), ventilation infrastructure ($2.5 million) and mine camp ($1.3 million) in Yauricocha, and infill drilling ($5.5 million), mine development ($7.2 million) and tailings dam ($6.9 million) at the Bolivar mine. The intensive infill drilling program of approximately 80,000 meters is planned for the year with the objective of increasing the reserves. Sustaining capital at Cusi is expected to be $6.0 million, including $3.0 million for mine development and the remainder for equipment replacement and tailings dam.

Growth capital for 2022 is projected at $28.0 million. Major growth projects at the Yauricocha mine include tailings dam expansion ($7.7 million), Yauricocha shaft and related integration access ($5.8 million) and exploration ($3.0 million). At the Bolivar mine, growth capital is mainly focused around the afore-mentioned expansion of plant capacity ($6.2 million) and the integration tunnel ($3.5 million), with planned completion of both projects by the end of Q3 2022.

Management will continue to review metal prices and its EBITDA performance throughout the year, while continuing to explore value enhancing opportunities. The management also retains the option to adjust the 2022 capital expenditure plan should business conditions experience any dramatic changes within the year.

Annual SEC Filing completed by Sierra Metals

Sierra Metals has completed its annual SEC filing. Copies of these documents can be found at www.sierrametals.com on the Investors Page under Financial Information. Shareholders may request a hard copy of the complete audited financial statements free of charge upon request.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Thursday, March 17, 2022, at 11:00 AM (EDT) to discuss the Company's financial and operating results for the three months and year ended December 31, 2021.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://event.on24.com/wcc/r/3574382/FCCE4F2A0F9D10DD9ADA273BDF220BF7

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

US/CAN dial-in number (Toll Free): 1 844 200 6205
US dial-in number (Local): 1 646 904 5544
Canada dial-in number (Local): 1 226 828 7575
All other locations: +1 929 526 1599
Participant access code: 017137

Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance.

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777